April 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Forum Funds
Adams Harkness Small Cap Growth Fund
File Nos. 2-67052; 811-3023
Post-Effective Amendment No. 279

Ladies and Gentlemen:

We have acted as counsel to Forum Funds (“Trust”) in connection with the preparation of Post-Effective Amendment No. 279 to the Trust’s Registration Statement on Form N-1A (the “Amendment”).  In this capacity, we have reviewed a copy of the Amendment being filed with the Securities and Exchange Commission.

Pursuant to paragraph (b)(4) of Rule 485 under the Securities Act of 1933, we represent that, based on our review and our assessment of the disclosure changes being effected by the Amendment, the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485.

Very truly yours,

/s/ K&L Gates LLP